February 10, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Geoffrey Kruczek

Asia Timmons-Pierce

Charles Eastman

Melissa Raminpour

Re:	InterPrivate Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed February 2, 2021 File No. 333-251106

Ladies and Gentlemen:

On behalf of InterPrivate Acquisition Corp. (the “Company”), we hereby respond to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated February 10, 2021 (the “Comment Letter”). The Company has previously filed with the Commission, via EDGAR, its Registration Statement on Form S-4 (the “Registration Statement”) and Amendment No. 2 to the Registration Statement (“Amendment No. 2”). This letter, together with Amendment No. 3 to the Registration Statement filed on the date hereof (as amended, “Amendment No. 3”), sets forth the Company’s responses to the comments contained in the Comment Letter relating to Amendment No. 2.

Set forth below in bold font are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto and a statement identifying the location in Amendment No. 3 of the requested or revised disclosure, if any.

For the Staff’s convenience, we are also providing copies of this letter and Amendment No. 3 marked to show changes from Amendment No. 2. Unless otherwise indicated, page references in the Company’s responses are to pages in the marked copy of Amendment No. 3. All capitalized terms that are not defined in this letter have the meanings ascribed to those terms in Amendment No. 3.

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 www.gtlaw.com

February 10, 2021

Amendment No. 2 to Registration Statement on Form S-4

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSAL, page 145

1.	We note your response to comment 2 and reissue our comment. Please revise to reflect the amendment being made to your exclusive forum provision. In that regard, we note the existing exclusive forum provision in the Tenth article of your amended and restated certificate of incorporation provides concurrent jurisdiction in the Court of Chancery and the federal district court for the District of Delaware for claims arising under the Securities Act. However, we note that the Proposed Certificate of Incorporation designates the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act. Please revise your disclosures in Proposal No. 2 and Proposal No. 3.

In response to the Staff’s comment, the Company has revised its disclosures in Proposal No. 2 and Proposal No. 3 on pages 152 and 155, respectively, of Amendment No. 3 and related disclosures accordingly.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com

February 10, 2021

If you have any questions, please feel free to contact either Alan Annex at (305) 579-0576 or me at (310) 586-7747.

Very truly yours,

GREENBERG TRAURIG, LLP

/s/ Kevin Friedmann
Kevin Friedmann

cc:	Brandon C. Bentley, General Counsel, InterPrivate Acquisition Corp.

Greenberg Traurig, LLP | Attorneys at Law
www.gtlaw.com